A4 3/20/2002

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02019984

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-38430~~

8-52750

SEC MAIL RECEIVED PROCESSING MAR 04 2002 WASH. D.C. 143 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 14, 2000 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Island Execution Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broad Street, 6th Floor
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay 212-231-5000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

KH

AFFIRMATION

We, Matthew Andresen and John Fay, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Island Execution Services, LLC for the period December 14, 2002 (inception) to December 31, 2001, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date

Cfo
Title

Signature Date

CEO
Title

Notary Public
JOHN B. MORGAN
Notary Public, State of New York
No. 01MO4752774
Qualified in Suffolk County
Commission Expires May 31, 20 03

Island Execution Services, LLC
(S.E.C. I.D. No. 8-38430)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
AS OF DECEMBER 31, 2001

****

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of
Island Execution Services, LLC:

We have audited the accompanying statement of financial condition of Island Execution Services, LLC (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Island Execution Services, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 15, 2002

ISLAND EXECUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 2,352,205
Receivables:	
Customer	216,442
Clearing organization	140,526
Deposit with clearing organization	250,000
Other assets	5,485
TOTAL ASSETS	$ 2,964,658

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payables:	
Brokers, dealers and clearing organization	$ 128,567
Parent	409,393
Accounts payable and accrued liabilities	270,124
Total liabilities	808,084
MEMBER'S EQUITY	2,156,574
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,964,658

See notes to statement of financial condition.

ISLAND EXECUTION SERVICES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2001

1. THE COMPANY

Island Execution Services, LLC (the "Company") is a wholly-owned subsidiary of The Island ECN, Inc. (the "Parent") and was created on December 14, 2000. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. and the Cincinnati Stock Exchange. The Company is an introducing broker-dealer for institutional clients that send orders solely to the Parent for execution.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statement and related disclosures. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Commissions - The Company primarily derives its revenue from commissions related to customer transactions in equity securities. Commissions revenue and related expenses, included in brokerage, clearing and exchange, are recorded on a trade date basis.

Marketing - Marketing, which consists of print, television and other media and advertising costs, is expensed as incurred.

Income Taxes - The Company is disregarded as an entity separate from its owner and its operations will be included in the Federal and state income tax returns of its Parent, the limited liability company's sole member.

Cash and Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

3. RELATED PARTY TRANSACTIONS

The Company earns ECN fee rebates from the Parent. The Company pays clearing expenses to Datek Online Holdings Corp. and subsidiaries ("Datek"), a minority stockholder of the Parent.

The Company does not incur ECN fees from its Parent for the matching of its customers' buy and sell limit orders.

The Company occupies space for which the lease is held by the Parent.

Receivables from clearing organization at December 31, 2001 include $140,526 commissions from Datek.

Deposits at December 31, 2001 include a $250,000 clearing deposit with Datek.

Payables to brokers, dealers and clearing organization at December 31, 2001 includes $51,707 payable to Datek primarily for clearing and administrative services.

Payable to parent at December 31, 2001 includes $409,393 primarily related to administrative services.

4. TRADING ACTIVITIES

In the normal course of business, the Company may be exposed to off-balance sheet risk arising from the potential that customers may fail to satisfy their obligations. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments, at unfavorable market prices, to satisfy those obligations.

The Company may, at times, maintain inventories in equity securities on both a long and short basis. While long inventory positions represent the Company's ownership of securities, short inventory positions represent the Company's obligations to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as the market values of securities fluctuate. Long and short positions are marked to market daily and are continuously monitored by the Company.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims for substantial amounts. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Company's financial condition at December 31, 2001.

6. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The broker-dealer computes its net capital under the alternative method permitted by the Rule, which requires that minimum net capital shall not be less than the greater of $250,000 or 2% of the aggregate debit items arising from customer transactions. At December 31, 2001, the Company had net capital of $1,934,647 which was $1,684,647 in excess of its required net capital of $250,000.

The Company's membership in the Cincinnati Stock Exchange, included in other assets, requires that it maintain minimum net capital of $500,000.

7. REORGANIZATION

On January 8, 2002, the Parent reorganized its operating units into a holding company structure. In the reorganization, the then-outstanding shares of the Parent were exchanged for identical shares of stock of a holding company, Island Holding Company, Inc. Prior to the reorganization, operations were conducted through the Parent and the Company. In addition, new business lines were introduced which resulted in the creation of separate legal entities with separate regulatory obligations: IslandNet, LLC; Island Futures Exchange, LLC; and Island Exchange, LLC.

******

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 15, 2002

Island Execution Services, LLC
50 Broad Street
New York, New York 10004

In planning and performing our audit of the financial statements of Island Execution Services, LLC (the "Company") for the period December 14, 2000 (inception) to December 31, 2001, (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP